Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-291328 and 333-291328-01

CF Industries, Inc.

Pricing Term Sheet

5.300% Senior Notes due 2035

guaranteed by

CF Industries Holdings, Inc.

Issuer:	CF Industries, Inc.
Guarantor:	CF Industries Holdings, Inc.
Aggregate Principal Amount:	$1,000,000,000
Maturity Date:	November 26, 2035
Coupon:	5.300%
Price to Public:	99.923%
Yield to Maturity:	5.310%
Benchmark Treasury:	UST 4.000% due November 15, 2035
Spread to Benchmark Treasury:	120 basis points
Benchmark Treasury Price and Yield:	99-03+; 4.110%
Interest Payment Dates:	May 26 and November 26, beginning May 26, 2026

Redemption Provisions:

Make-whole call:

Prior to August 26, 2035 (three months prior to the maturity date of the notes) (the “Par Call Date”), the issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 20 basis points less (b) interest accrued to the redemption date, and

(2) 100% of the principal amount of the notes to be redeemed on such redemption date,

plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Par call:	On or after the Par Call Date, the issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.
Trade Date:	November 20, 2025
Settlement Date*:	November 26, 2025 (T+4)
CUSIP No. / ISIN:	CUSIP No.: 12527G AL7 ISIN: US12527GAL77
Expected Ratings (Moody’s / S&P / Fitch)**:	Baa2 / BBB / BBB
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Goldman Sachs & Co. LLC BMO Capital Markets Corp. Citigroup Global Markets Inc. BofA Securities, Inc. CIBC World Markets Corp. Scotia Capital (USA) Inc. Truist Securities, Inc.
Co-Managers:	Rabo Securities USA, Inc. U.S. Bancorp Investments, Inc.

* It is expected that delivery of the notes will be made, against payment for the notes, on or about November 26, 2025, which will be the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, purchases or sales of securities in the secondary market generally are required to settle within one business day (T+1) unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of notes who wish to trade the notes prior to the business day preceding their date of delivery will be required, because the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus relating to this offering if you request it by contacting Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or prospectus-ny@ny.email.gs.com, BMO Capital Markets Corp. at toll-free 1-888-200-0266 or Citigroup Global Markets Inc. at toll-free 1-800-831-9146.

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